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                             May 18, 2021

       Jeremy Bender, Ph.D., M.B.A.
       Chief Executive Officer
       Day One Biopharmaceuticals Holding Co LLC
       395 Oyster Point Blvd., Suite 217
       South San Francisco, CA 94080

                                                        Re: Day One
Biopharmaceuticals Holding Co LLC
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2021
                                                            File No. 333-255754

       Dear Dr. Bender:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Our Product Candidates, page 3

   1. We note your disclosure in the pipeline table indicating that you anticipate filing a new drug application (NDA)
for DAY101 for the treatment of pediatric patients with relapsed or progressive
low-grade glioma in 2023. Please revise to remove any implication that your FIREFLY-1 or other
trials will be successful. Please make similar revisions
                                                        throughout your
prospectus, e.g., on pages 106, 127, 129, 130 and 134.
 Jeremy Bender, Ph.D., M.B.A.
Day One Biopharmaceuticals Holding Co LLC
May 18, 2021
Page 2
Risk Factors
Risks related to our common stock and this offering
The exclusive forum provision in our organizational documents may limit a stockholder's ability..., page 86

2. We note your response to comment 9 and your disclosure stating that your forum selection provision designating the Delaware Court of Chancery as the exclusive forum for certain actions, including any derivative action, does not apply to suits brought to enforce any duty or liability created under the Exchange Act. Please ensure that the exclusive forum provision in your governing documents states this clearly.
Business, page 127

3. We reissue comment 10 in part. Please revise the graphics on pages 139 and 140, which still contain fonts that are too small or illegible.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameJeremy Bender, Ph.D., M.B.A.
                                                   Division of Corporation
Finance
Comapany NameDay One Biopharmaceuticals Holding Co LLC
                                                   Office of Life Sciences
May 18, 2021 Page 2
cc:       Julia Forbess, Esq.
FirstName LastName